UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Corporate Taxpayer's ID No.60.746.948/0001-12

Osasco, SP, March 8, 2017.

To
Brazilian Securities and Exchange Commission - CVM
Rua Sete de Setembro, 111 – 26º Andar
Rio de Janeiro - RJ

At:  Nilza Maria Silva de Oliveira
      Monitoring Businesses Manager -1

Official Letter No. 113/2017/CVM/SEP/GEA-1

Banco Bradesco S.A. (“Bradesco” or “Company”) hereby presents its clarifications regarding the above-mentioned Official Letter (“Official Letter 113/2017”), which refers to the “news published on Sakamoto's blog on March 4, 2017, under the title ‘Justice sentences Bradesco to pay R$800 million for discriminatory dismissal’” and the reply sent by the Company on October 14, 2015, to the Official Letter No. 399/2015/CVM/SEP/GEA-1 (“Official Letter 399/2015”).

Incidentally, Bradesco confirms that a sentence was issued under the Public Civil Lawsuit No. 0020218-02.2013.5.04.0020 (“Public Civil Lawsuit”), filed by the Ministry of Labor -MPT (Ministério Público do Trabalho), sentencing the company to pay the amount corresponding to 1% (one percent) of its net income from 2008 to 2012, updated based on the variation of the National Index of Consumer Prices Broad Special - IPCA-E.

Although the amount resulting from this sentence reaches around R$800 million, Bradesco believes that the delivery of the said sentence does not represent an information that may affect the price of the securities issued by the company, the intention of investors to buy, sell or hold such securities, nor the exercise of any rights arising from their ownership, pursuant to Article 2 of CVM Instruction No. 358/2002.

This is because, first of all, it is a sentence at first instance and thus still subject to appeals to be brought by Bradesco before higher courts of the Labor Court, namely the Regional Labor Court of the 4th Region - TRT (Tribunal Regional do Trabalho), the Superior Labor Court - TST (Tribunal Superior do Trabalho) and the Federal Supreme Court - STF (Supremo Tribunal Federal).

Moreover, according to the legal advisors of Bradesco, the values of sentences to pay a compensation for moral damages in previous trials under the TRT and TST are far less than the amount of R$800 million under the sentence rendered in the Public Civil Lawsuit. In the TRT decisions, the largest sentence to pay a compensation for moral damages, up to date, was of R$20 million and, in the TST decisions, the entity responsible for reviewing the decisions of the regional courts, the convictions were between R$100,000 and R$1 million.

Publicly-Held Company Corporate Taxpayer's ID No.60.746.948/0001-12

Thus, the Company's understanding, based on the opinion of its legal counsel, is that, even if eventually confirmed the sentence to Bradesco in the Public Civil Lawsuit, the chances of the amount being maintained at R$800 million are remote, given that this amount is not in accordance with the comparative jurisprudence of the Labor Court.

Finally, it is worth mentioning that, although this is a substantial amount, the payment of R$800 million, in the unlikely event of the sentence being fully upheld, does not have the ability to affect the Company's financial position, considering that, according to its Financial Statements for the year ended on December 31, 2016, Bradesco had an Adjusted Net Income of R$17.21 billion, Total Assets of R$1.294 trillion, Equity of R$100.42 billion and current market value of R$180 billion.

Therefore, due to all the items above, Bradesco concluded that the information on this sentence does not have the necessary attributes to demand the disclosure of a material fact pursuant to Article 2 of CVM Instruction No. 358/2002.

We remain at your disposal for any further clarifications that may be necessary.

Best regards,

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice President and Investor Relations Officer

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
Rua Sete de Setembro, 111 33º andar - Bairro Centro - Rio de Janeiro/RJ - CEP 20050-901
Phone Number: +55 21 3554-8347 - www.cvm.gov.br

Official Letter No. 113/2017/CVM/SEP/GEA-1

Rio de Janeiro, March 7, 2017.

To Mr.
Alexandre da Silva Glüher Investor Relations Officer,
BANCO BRADESCO S.A.
Núcleo Cidade de Deus - Prédio Vermelho – 4º andar Vila Yara – Osasco - SP
CEP: 06029-900 Fax: +55 11 3684-4630
Phone Number: +55 11 3681-4011
Email: diretoria.executiva@bradesco.com.br
c/c: emissores@bvmf.com.br; ccarajoinas@bvmf.com.br; apereira@bvmf.com.br

Subject:          Request for Clarification
                         CVM Proceedings No. RJ-2015-10485

Mr. Director,

1. We refer to the mail filed by the Company in this city on October 15, 2015, in response to the Official Letter No. 399/2015/CVM/SEP/GEA-1, and the news disclosed in Sakamoto's blog on March 4, 2017, under the title “Justice sentences Bradesco to pay R$800 million for discriminatory dismissal, by
Leonardo Sakamoto”.

2. Incidentally, the Company, in its answer to the allegations made by the Ministry of Labor, maintained that it did not issue the due publicity to this lawsuit, taking into account the CVM Instruction No. 480/09, because it considered that the lawsuit was below the materiality line established by the Company (R$493 million).

3. However, on November 4, 2015, the Corporate Relations Office, through the Official Letter No. 437/2015/CVM/SEP/GEA-1, stated to the Company that if the management had enough indications that the Public Civil Lawsuit above mentioned would be able to impact the decision of investors to trade securities issued by the Company, then a Material Fact should be disclosed pursuant to Article 2 of CVM Instruction No. 358/02.

4. In light of the foregoing, given that the sentence of the court on February 20, 2017, established the payment of R$800 million (above the limit established by the Company), we require a statement from the Company on the subject.

5. This statement must take place through the Empresa.NET system, category: Notice to the Market, type: Clarifications of CVM/BOVESPA Requests, subject: News Item published in the Press, and should include a transcription of this Official Letter.

6. We caution that, as established by the Corporate Relations Department, in compliance with its legal duties and based on Section II of Article 9 of Law 6385/76 and on CVM Instruction No. 452/07, a punitive fine in the amount of R$1,000.00 (one thousand reais) will be applied, without prejudice to other administrative sanctions, in case of non-compliance with the requirements in this official letter up until February 8, 2017, exclusively sent by mail, notwithstanding the provisions of the sole paragraph of Article 6 of CVM Instruction No. 358/02.

Best regards,

Document electronically signed by Nilza Maria Silva de Oliveira, Manager, on March 7, 2017, at 5:28 p.m., according to art. 1, III, "b", of Act 11.419/2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2017

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.